Exhibit  17.2

January  6,  2006

Mr.  Jeff  Hultman
Chairman
Board  of  Directors
Network  Installation  Corp.


Dear  Mr.  Hultman,

Please accept my resignation from the Board of Directors effective as of January 6, 2006. I would like to thank you and the other members of the Board for the opportunity to serve. I wish you all success in the future and please do not hesitate to contact me directly if I can be of further assistance.


Best  Regards,

/s/  Kurt  F.  Jensen

Kurt  F.  Jensen